Exhibit 99

US Media Relations Contact: Nancy Goldfarb (201) 894-2808	FOR RELEASE AT 2:00 A.M. (EST)

SECOND QUARTER AND HALF YEAR RESULTS 2004
(Unaudited, constant 2003 average exchange rates, unless stated)

Englewood Cliffs, NJ — July 28, 2004 — EPS (beia*) increased 11% in the quarter despite flat sales of leading brands in competitive markets. We have a fully funded programme for the second half and maintain our outlook for full year earnings.

FINANCIAL HIGHLIGHTS – € millions

Second Quarter 2004			Half Year 2004

10,835	- 3%	Turnover	20,623	- 3%

1,613	- 2%	Operating profit – beia*	3,068	- 1%

1,170	+ 19%	Pre-tax profit	2,101	+ 5%

770	+ 34%	Net profit	1,300	+ 8%

1,036	+ 10%	Net profit – beia*	1,887	+ 9%

1.07	+ 11%	EPS NV – beia * (Euros)	1.94	+ 10%

16.02	+ 11%	EPS PLC – beia * (Euro cents)	29.12	+ 10%

* Before exceptional items and amortisation of goodwill and intangible assets

At current rates of exchange EPS (beia) was higher by 10% in the quarter and by 6% for the half year. EPS was 34% higher in the quarter, helped by higher profits on disposals, and was ahead by 6% for the half year.

KEY FEATURES OF THE QUARTER

•	Sales of the leading brands were flat, with a further slowdown in market growth and poor ice cream and ready-to-drink tea sales in Europe.

•	Operating margin (beia) moved ahead by 10 basis points to 14.9% with cost savings continuing to underpin the funding of intensified competitive activity.

•	With strong cash flow, net debt at quarter end exchange rates was €13.0 billion, down by €3.1 billion over the last twelve months. Net borrowing costs and pension financing costs reduced by 25% and 41% respectively.

•	We continue to reduce our tax rate as a result of initiatives taken within the Path to Growth strategy.

•	EPS (beia) grew by 11% after absorbing 3 percentage points of short-term dilution from disposals.

CHAIRMEN’S COMMENT

We continue to implement our plans to turn around underperforming businesses. This includes completion of the restructuring of the prestige fragrance business together with a focused innovation programme, and completing a full revamp of the Slim·Fast range. In frozen foods we are making good progress with reshaping the portfolio and we are relaunching the brands with a clear and differentiated position.

Consumer confidence remains weak and a number of our key markets are still growing at below their historical rates with a further slowdown this quarter. In Europe, home care markets have declined throughout this year and we now see the same in personal care with price competition driving developments in both cases. Furthermore there is still no sustained upturn in US consumer spending in our categories and here too home and personal care markets have declined. Against this background our volumes in Home & Personal Care continue to grow. In all regions we are taking the actions necessary to protect our market position and these are fully funded.

In Foods, improved momentum in spreads and cooking products and in savoury and dressings was offset by poor sales in Europe of ice cream and ready-to-drink tea which diluted overall leading brands growth by nearly 2 percentage points against a tough prior year comparator.

Importantly our business continues to demonstrate its resilience and ability to finance the necessary investment in our brands through cost savings in every area. This is a result of the Path to Growth strategy. Thus we have continued to grow EPS (beia) 11% in this quarter and by 10% in the half year, and this also enables us to maintain our outlook of low double digit EPS (beia) growth for the year.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.
28 July 2004

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SECOND QUARTER AND HALF YEAR FINANCIAL RESULTS (at constant exchange rates)

Notes:

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

Underlying sales declined by 0.7% in the quarter. Within this, leading brands declined by 0.2% in markets that have grown below their historical rate and which have further slowed in this quarter. Sales performance continues to be affected by the loss of market share in Slim·Fast and prestige during 2003 while in Europe, ice cream and ready-to-drink tea sales were lower against a tough comparator in the prior year. Overall prices are 0.3% below last year, with Home and Personal Care categories particularly affected by market price declines. In Home and Personal Care our underlying volume growth, at nearly 4%, and just over 3% for the year to date, was strong, however this was partially offset by price declines of 2.5% in the quarter and nearly 2% in the half year.

For the half year underlying sales declined by 0.2%, while leading brands grew by 0.5%.

As part of the reshaping of our portfolio within Path to Growth we have continued to pursue an active programme of business disposals. Including the impact of these disposals, turnover declined by 2.9% in the quarter and by 2.6% in the half year.

Operating margin (beia) was 14.9% in the quarter, an increase of 10 basis points. We continue to generate savings from our procurement and restructuring programmes and there was another healthy improvement in mix notwithstanding the adverse effect of lower ice cream sales in Europe and slower growth in Personal Care compared with last year. These benefits, along with a redirection of brand investment, have enabled an increase in consumer related price promotions accounted for within price of around 200 basis points as we protect our market positions. Overheads increased by 20 basis points as brand disposals have resulted in short term unrecovered fixed costs which are being restructured out of the business. A planned step-up in restructuring activity in the second half of the year will further improve the overheads ratio. Operating margin (beia) was 14.9% for the half year, an increase of 20 basis points.

Operating profit (beia), was 2% lower than last year in the quarter and 1% lower for the half year, additionally reflecting the loss of contribution from businesses sold.

A gain of €20 million in fixed investments in the quarter includes the sale of shares in Elizabeth Arden.

Net borrowing costs were 25% lower than last year in the quarter and 24% lower in the half year through a lower level of net debt and lower interest rates as we pay off older borrowings at higher fixed rates. Pension financing costs were reduced by 41% in the quarter and by 45% in the half year.

In the quarter, net exceptional gains within operating profit were €3 million, including restructuring charges of €86 million more than offset by profits on disposals of €89 million. This compares with net exceptional charges of €87 million in the prior year which included profits on disposals of €12 million. For the half year, net exceptional charges are €64 million, compared with €20 million last year.

The beia tax rate was 25% in the quarter, which includes the benefits from the completion of a number of projects as part of our ongoing actions to realise the full benefits of Path to Growth. This programme supports the lower sustainable tax rate set out in Unilever 2010. For the half year the beia tax rate is 27%, compared with 30% in the prior year, contributing 4 percentage points to EPS beia. For the full year we now expect a beia tax rate of around 28%. The effective tax rate was 30% in the quarter and 33% in the half year, reflecting the non-tax-deductibility of Bestfoods goodwill amortisation.

Net profit (beia) was up by 10% in the quarter to €1,036 million and by 9% for the half year to €1,887 million. Net profit was up 34% in the quarter, with the additional benefit of higher after tax profits on disposals, and 8% higher in the half year. Earnings per share (beia) rose by 11% in the quarter, and by 10% in the half year, after 3 percentage points of dilution from disposals. Earnings per share were 36% higher in the quarter and 10% higher in the half year.

When expressed at current rates of exchange, earnings per share (beia) in the quarter increased by 10% in Euros, by 5% in £ Sterling and by 17% in US $. For the half year, earnings per share (beia) increased by 6% in Euros, by 4% in £ Sterling and by 18% in US $. Turnover, including the impact of disposals and expressed at current rates of exchange, decreased by 6% in Euros for the quarter and by 7% for the half year.

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SECOND QUARTER PERFORMANCE BY REGION (at constant exchange rates)

Note:

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangible assets. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Market conditions weakened further in the quarter with price declines in both home and personal care. Foods markets were held back by lower consumption of ice cream and ready-to-drink tea. Conditions in Germany, France and the Netherlands have been particularly difficult. Against this background, our underlying sales declined by 5%, with two thirds of this coming from ice cream and ready-to-drink tea. Turnover was 7% lower than last year, including the impact of planned disposals.

Lower sales in Home and Personal Care reflect an increased level of consumer related price promotions, with price down by 2.3%. In laundry our actions have led to a stabilisation of market shares against continued strong competition and we are now rolling out the successful global ‘dirt is good’ advertising. A programme of launches is under way in household care.

Our skin, hair and deodorants brands gained further market share. Key innovations include Dove firming products and shampoo for coloured hair, the re-launch of Lux soap bars and bath and shower products and the roll-out of Axe in Central and Eastern Europe. Sales in prestige fragrances showed an expected decline from the loss of share during the course of last year as we refocused the business.

In Foods, spreads returned to growth with ‘healthy heart’ leading the way through pro·activ, including the launch in the quarter of yoghurt and milk products which are now in 12 countries, while pro·activ spread is in 20. Family brands grew for the first time in a quarter since 2002 through the Cremefine dairy cream alternative line.

There was good growth in dressings, especially with Bertolli and in Russia under the Calvé brand. Knorr, however, showed a small decline due to specific competitive activities and the timing of our own promotions.

Ice cream and ready-to-drink sales were markedly down against a strong comparator last year, particularly in June. We have however continued to invest in the long-term development of the business with a programme of seasonal innovations.

In frozen foods we are continuing to reshape the product portfolio towards higher growth and profitable segments, but with sales reduced in the short term as a result. Knorr frozen is now well established in a number of countries, while in the later part of this year we have a full relaunch of the Iglo, Birds Eye and Findus brands.

Operating margin at 15.8% was 90 basis points lower than last year through the impact of lower sales in ice cream.

NORTH AMERICA

Underlying sales grew by 4%, including 2.4% in volume, against a low base last year. Turnover, including the impact of disposals, grew by 1.9%. Markets remain weak, with low growth in Foods and an overall decline in Home and Personal Care.

Axe continues to perform strongly, gaining market share, and our US business is now the largest Axe market in the world. Hair care remains a very competitive category and while Dove has been successfully established in shampoo some of our weaker hair care brands have lost share.

A new leadership team in prestige fragrances has made good progress with restructuring and the focus is now on this year’s more extensive innovation. We have already launched Vera Wang for men in the US, Cerrutti Si in Europe,and a summer edition of cK One. We have further innovations planned for the remainder of the year including cK Eternity Moment endorsed by Scarlett Johansson. While in the second quarter there is still a year on year decline, these initiatives, and a lower comparator, are expected to lead to an improved performance in the second half.

In laundry, we have stabilised market share having focused our brand portfolio around the Surf/all brand, Wisk liquid and Snuggle fabric conditioners.

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Unilever Bestfoods had another strong quarter including the launch of a further 14 products in the Carb Options range. Spreads growth was driven by Country Crock, I Can’t Believe It’s Not Butter! and Skippy, including snack bars and Carb Options launches.

Low-carbohydrate products now account for 50% of the still-growing weight management market. As part of our plan to stabilise sales of Slim·Fast and then return them to growth,we have launched a range of 17 low-carbohydrate products within the overall Slim·Fast programme and these now represent over 20% of sales. Market shares have stabilised over the last six months, although year on year sales are still down because of the progressive share loss through last year. In the second half we will be addressing the decline of the ‘Classic’ products through a major relaunch, ‘Classic Optima’. This has 50% less sugar and will complete the relaunch of the entire Slim·Fast range.

Ice cream continues to perform strongly, with a further gain in market share. The Breyers, Klondike and Ben & Jerry’s brands all grew well, particularly through the health range of products including low-carbohydrate and light alternatives. The move to warehouse distribution for Ben & Jerry’s has been successfully completed with an increase in retail coverage.

The regional operating margin, at 15.4%, was 170 basis points higher than last year.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew 4% with volumes ahead by 6%, but with lower prices as we adjust to strengthening currencies in Turkey and South Africa. This was a good performance against a stretching comparator of 9% underlying sales growth in the second quarter of last year. Turnover, including the impact of disposals, declined by 0.2%.

The launch of Omo multiactive powder in Nigeria and good performances in Turkey, South Africa and Algeria drove growth in laundry. Household care also grew well following the launch of a new white variant of Domestos, and the price repositioning of Cif in Turkey.

Growth in hair care was led by Sunsilk, including new shampoo variants in Turkey and Arabia and grooming products in Morocco and Algeria. Dove performed strongly through the beauty bar, the launch of face care and through classic bodywash products.

Highlights in Foods were a recovery in Ghana, good growth in savoury in Nigeria with Royco bouillon cubes, and the launch of Lipton Black Sea tea and Sana Dalmatian cream cheese spreads in Turkey. This was partly offset by lower sales in leaf tea in Arabia.

The regional operating margin, 13.9%, was 180 basis points ahead of last year with a strong improvement in gross margins.

ASIA AND PACIFIC

Underlying sales grew 0.7%. Volume grew by 3.1% but lower pricing to protect market positions, particularly in Japan and India, impacted the top line. Turnover, including the net impact of disposals and acquisitions, declined by 2.4%.

In Home and Personal Care there was strong growth in Indonesia, Thailand, China and Vietnam across key categories. However the increased competition that we saw in the first quarter in India and Japan has continued into this quarter. In India volumes continue to grow well, but we have reduced prices to protect our market positions in laundry, hair and oral care. In laundry, Surf and Rin supreme are performing well and we are maintaining market share, whilst we see some small share loss in hair care, primarily to local competition. In Japan, the hair care market is declining in value and we have lost share. However, action is being taken, including innovations in styling and colourants under the mod’s hair brand and further initiatives in the category are in our plans for the second half of the year. The Japanese skin care market category has remained very competitive.

In Foods, Brooke Bond tea in India has returned to good growth but sales in Pakistan have been held back by a combination of trade de-stocking and sharply increased promotional activity by local competition. China and South East Asia grew well through Knorr including Foodsolutions, through Lipton and in ice cream.

Overall growth continues to be affected by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or disposal.

The regional operating margin at 12.6% was 150 basis points lower than last year, largely through the mix impact of lower sales in hair care and from the determined actions we are taking to defend our market positions. Margins in the second half year will benefit from the exit from the low margin fertilisers business which was completed late in the second quarter.

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LATIN AMERICA

Underlying sales grew by 2.7%, on top of 10% growth in the second quarter last year. After the impact of disposals, turnover declined by 0.2%. While there are some encouraging signs of a return of economic growth in most countries, consumer demand remains weak, particularly in Brazil.

In Foods, Knorr moved ahead strongly with the extension of low unit price cubes from the Caribbean to Brazil, and the successful migration of CICA to Knorr. Hellmann’s performed well in Chile and Brazil. There was good growth in the nutritional brands such as Maizena and AdeS, while Slim·Fast is doing very well in Mexico and a regional roll-out is being evaluated.

In Home & Personal Care, we are growing well in Argentina, as our strong category positions benefit from the economic recovery. Although in Brazil sales were down following a strong first quarter, importantly, overall market shares remain firm. Personal care produced good progress in deodorants, notably Axe and Rexona, and strong broad-based launches within the Lux range.

Operating margin, at 14.4%, is 290 basis points ahead of last year through the benefits of savings programmes and a better mix in Foods from an improved portfolio.

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CASH FLOW (at current exchange rates)

Cash flow from group operating activities in the half year was €2.6 billion, an increase of €0.1 billion on the corresponding period last year. Operating profit (beia) at current rates of exchange was €0.2 billion lower, which was more than offset by lower seasonal working capital outflows and lower cash restructuring compared to the same period last year.

Returns on investment and servicing of finance were €0.2 billion lower as a result of lower interest costs. Capital expenditure and financial investment was €0.1 billion lower, reflecting the sale of shares in Elizabeth Arden and lower purchases of own shares to hedge our share option programmes.

Net debt at the half year was €13.0 billion, an increase of €0.5 billion since the start of the year, primarily arising from currency movements particularly the effect of a stronger US dollar on our US dollar-denominated debt.

BALANCE SHEET (at current exchange rates)

Goodwill and intangible assets decreased by € 0.2 billion in the half year, with the effect of amortisation and disposals (€0.6 billion) offset by currency movements (€0.4 billion). Higher stocks, trade debtors and trade creditors reflect seasonal movements, with an offsetting reduction in creditors through payment of the final 2003 dividend. Provisions are €0.1 billion lower due to Path to Growth restructuring payments.

Capital and reserves have increased by €0.9 billion in the half year. Net profits added €1.3 billion, and the credit in respect of share options €0.1 billion. This was offset by movements in pension assets and liabilities and purchases of own shares to hedge share option plans (€0.5 billion).

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

Second Quarter			€ Millions – constant rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,835	11,163	(3)%	TURNOVER	20,623	21,167	(3)%
(55)	(58)		Less: Share of turnover of joint ventures	(100)	(130)

10,780	11,105	(3)%	Group turnover	20,523	21,037	(2)%

1,322	1,242	6%	Group operating profit	2,418	2,505	(3)%

12	13		Add: Share of operating profit of joint ventures	22	25

1,334	1,255	6%	OPERATING PROFIT	2,440	2,530	(4)%

1,613	1,648	(2)%	Operating profit beia *	3,068	3,113	(1)%
3	(87)		Exceptional items	(64)	(20)
(282)	(306)		Amortisation of goodwill and intangible assets	(564)	(563)

12	15		Share of operating profit of associates	22	4
20	(14)		Other income from fixed investments	22	(11)

(172)	(230)		Interest	(337)	(441)
(24)	(41)		Other finance income/(cost) – pensions and similar obligations	(46)	(84)

1,170	985	19%	PROFIT BEFORE TAXATION	2,101	1,998	5%

(347)	(367)		Taxation	(695)	(687)

823	618	33%	PROFIT AFTER TAXATION	1,406	1,311	7%

(53)	(45)		Minority interests	(106)	(112)

770	573	34%	NET PROFIT	1,300	1,199	8%

1,036	940	10%	Net profit beia *	1,887	1,738	9%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.79	0.58	36%	- per €0.51 ordinary NV share (Euros)	1.33	1.22	10%
11.86	8.72	36%	- per 1.4p ordinary PLC share (Euro cents)	19.98	18.25	10%

1.07	0.96	11%	- per €0.51 ordinary NV share – beia * (Euros)	1.94	1.77	10%
16.02	14.41	11%	- per 1.4p ordinary PLC share – beia * (Euro cents)	29.12	26.58	10%

0.76	0.56	36%	- per €0.51 ordinary NV share – diluted (Euros)	1.29	1.18	9%
11.50	8.46	36%	- per 1.4p ordinary PLC share – diluted (Euro cents)	19.38	17.71	9%

* Before exceptional items and amortisation of goodwill and intangible assets

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both periods have been translated at the exchange rates prevailing during the period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

Second Quarter			€ Millions – current rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

749	564	33%	NET PROFIT	1,264	1,201	5%

1,012	932	9%	Net profit beia *	1,834	1,747	5%

			COMBINED EARNINGS PER SHARE (Current rates)

0.77	0.57	34%	- per €0.51 ordinary NV share (Euros)	1.30	1.22	6%
11.55	8.59	34%	- per 1.4p ordinary PLC share (Euro cents)	19.44	18.28	6%

1.05	0.95	10%	- per €0.51 ordinary NV share – beia * (Euros)	1.89	1.78	6%
15.65	14.27	10%	- per 1.4p ordinary PLC share – beia * (Euro cents)	28.30	26.71	6%

0.75	0.55	35%	- per €0.51 ordinary NV share – diluted (Euros)	1.26	1.18	6%
11.21	8.32	35%	- per 1.4p ordinary PLC share – diluted (Euro cents)	18.86	17.74	6%

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Half Year

	2004	2003
		Restated
Net profit	1,264	1,201
Pensions – actuarial gains / (losses) net of tax	(41)	(53)
Currency retranslation	(105)	452

Total recognised gains since last annual accounts	1,118	1,600

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Half Year

	2004	2003
		Restated
Shareholders' equity as at 1 January	5,920	4,702
Net profit	1,264	1,201
Dividends	10	10
Goodwill written back on disposals	5	10
Change in number of shares or certificates of shares held in connection with share options	(366)	(382)
Actuarial gains / (losses) on pension schemes net of tax	(41)	(53)
Share option credit	121	84
Currency retranslation	(134)	495

Shareholders' equity as at the end of the period	6,779	6,067

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 26 June 2004	As at 31 December 2003	As at 28 June 2003

			Restated
Goodwill and intangible assets	17,529	17,713	19,478
Other fixed assets	6,919	6,854	7,538
Stocks	4,322	4,175	4,735
Debtors	6,582	5,881	7,232
Cash and current investments	3,485	3,345	2,922
Trade and other creditors	(9,932)	(10,304)	(10,583)

	28,905	27,664	31,322

Borrowings	16,359	15,900	19,064
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,502	1,645	1,918
Net pension asset for funded schemes in surplus	(574)	(490)	(376)
Net pension liability for funded schemes in deficit	1,746	1,629	1,380
Net pension liability for unfunded schemes	2,705	2,620	2,847
Minority interests	388	440	422
Capital and reserves	6,779	5,920	6,067

	28,905	27,664	31,322

Amounts for June 2003 have been restated following a number of reclassifications, principally the presentation of net pension assets for funded schemes in surplus.

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CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Half Year

	2004	2003

Cash flow from group operating activities	2,551	2,490
Dividends from joint ventures	3	10
Returns on investments and servicing of finance	(358)	(523)
Taxation	(576)	(652)
Capital expenditure and financial investment	(673)	(736)
Acquisitions and disposals	(6)	20
Dividends paid on ordinary share capital	(962)	(1,068)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(21)	(459)

Management of liquid resources	(878)	353
Financing	420	(472)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(479)	(578)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Half Year

	2004	2003

NET DEBT AT 1 JANUARY	(12,555)	(16,966)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(479)	(578)
Cash flow from (increase) / decrease in borrowings	(276)	472
Cash flow from sale and leaseback transaction	(144)	—
Cash flow from increase / (decrease) in liquid resources	878	(353)

Change in net debt resulting from cash flows	(21)	(459)
Borrowings within group companies acquired	—	(26)
Borrowings within group companies sold	41	5
Liquid resources within group companies sold	(2)	(3)
Non cash movements	(631)	272
Currency retranslation	150	1,035

MOVEMENT IN NET DEBT IN THE PERIOD	(463)	824

NET DEBT AT PERIOD END	(13,018)	(16,142)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Second Quarter			€ Millions – constant rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,835	11,163	(3)%	TURNOVER	20,623	21,167	(3)%

4,580	4,909	(7)%	Europe	8,585	9,114	(6)%
2,560	2,512	2%	North America	4,831	4,880	(1)%
846	848	0%	Africa, Middle East and Turkey	1,573	1,598	(2)%
1,766	1,810	(2)%	Asia and Pacific	3,444	3,471	(1)%
1,083	1,084	0%	Latin America	2,190	2,104	4%

1,613	1,648	(2)%	OPERATING PROFIT – beia *	3,068	3,113	(1)%

724	820	(12)%	Europe	1,348	1,498	(10)%
394	344	14%	North America	689	654	5%
117	102	15%	Africa, Middle East and Turkey	205	184	11%
222	256	(13)%	Asia and Pacific	464	513	(9)%
156	126	24%	Latin America	362	264	37%

14.9%	14.8%		OPERATING MARGIN – beia *	14.9%	14.7%

15.8%	16.7%		Europe	15.7%	16.4%
15.4%	13.7%		North America	14.3%	13.4%
13.9%	12.1%		Africa, Middle East and Turkey	13.0%	11.5%
12.6%	14.1%		Asia and Pacific	13.5%	14.8%
14.4%	11.5%		Latin America	16.5%	12.5%

* Before exceptional items and amortisation of goodwill and intangible assets

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

Second Quarter			€ Millions – constant rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

10,835	11,163	(3)%	TURNOVER	20,623	21,167	(3)%

6,244	6,547	(5)%	Foods	11,598	12,084	(4)%

2,191	2,171	1%	Savoury and dressings	4,216	4,171	1%
1,163	1,240	(6)%	Spreads and cooking products	2,269	2,447	(7)%
858	935	(8)%	Health & wellness and beverages	1,681	1,793	(6)%
2,032	2,201	(8)%	Ice cream and frozen foods	3,432	3,673	(7)%

1,734	1,798	(4)%	Home care	3,486	3,583	(3)%
2,789	2,758	1%	Personal care	5,393	5,357	1%
68	60	12%	Other operations	146	143	2%

1,613	1,648	(2)%	OPERATING PROFIT – beia *	3,068	3,113	(1)%

979	1,037	(6)%	Foods	1,746	1,775	(2)%

365	295	24%	Savoury and dressings	719	642	12%
175	180	(2)%	Spreads and cooking products	361	363	0%
114	109	3%	Health & wellness and beverages	230	229	0%
325	453	(28)%	Ice cream and frozen foods	436	541	(19)%

181	232	(22)%	Home care	426	462	(8)%
456	373	22%	Personal care	902	877	3%
(3)	6	(159)%	Other operations	(6)	(1)	(464)%

14.9%	14.8%		OPERATING MARGIN – beia *	14.9%	14.7%

15.7%	15.8%		Foods	15.1%	14.7%

16.7%	13.6%		Savoury and dressings	17.1%	15.4%
15.1%	14.5%		Spreads and cooking products	15.9%	14.8%
13.2%	11.7%		Health & wellness and beverages	13.7%	12.8%
16.0%	20.6%		Ice cream and frozen foods	12.7%	14.7%

10.4%	12.9%		Home care	12.2%	12.9%
16.4%	13.5%		Personal care	16.7%	16.4%
(4.9)%	9.2%		Other operations	(4.4)%	(0.8)%

* Before exceptional items and amortisation of goodwill and intangible assets

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NOTES

Exchange rate conventions and impact of movements in exchange rates

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 7 and the segmental analysis on pages 11 and 12, the results for 2004 and the comparative figures for 2003 have been translated at constant exchange rates, being the annual average exchange rates for 2003. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.69 = US $1.13.

The results and earnings per share on page 8 and the cash flow statement on page 10 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.67 = US $1.23 for the first six months of 2004 and €1 = £0.69 = US $1.10 for the first six months of 2003.

The lower Euro EPS and turnover at current rates of exchange reflects the progressive strengthening of the Euro through 2003, particularly against the US $. For illustrative purposes, if the first half year 2004 exchange rates were to remain in place through the remainder of the year, then growth for the year would be around 4% lower at current rates than at constant rates.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.67 = US $1.21 at 26 June 2004, €1 = £0.71 = US $1.26 at 31 December 2003 and €1 = £0.69 = US $1.14 at 28 June 2003.

Results at current rates of exchange

Second Quarter			€ Millions – current rates	Half Year

2004	2003	% Incr.		2004	2003	% Incr.
		/(Decr.)				/(Decr.)

10,516	11,148	(6)%	Turnover	19,873	21,330	(7)%

1,289	1,242	4%	Operating profit	2,346	2,544	(8)%

1,567	1,639	(4)%	Operating profit beia *	2,959	3,135	(6)%

30	3		Share of operating profit of associates & income from fixed investments	41	(6)
(184)	(272)		Interest (including net interest on pension scheme assets and liabilities)	(355)	(534)
(335)	(365)		Taxation	(668)	(690)
(51)	(44)		Minority interests	(100)	(113)

749	564	33%	Net profit	1,264	1,201	5%

1,012	932	9%	Net profit beia *	1,834	1,747	5%

The impact of exchange rate movements on the six months results at current exchange rates in Euros, £ Sterling and US $ is given below, along with the year on year percentage change at constant rates.

Half Year – Millions	Constant rates	At current rates of exchange

	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)

Turnover	(3)%	19,873	(7)%	13,398	(8)%	24,384	4%

Operating profit beia *	(1)%	2,959	(6)%	1,995	(7)%	3,630	5%

Net profit	8%	1,264	5%	852	4%	1,551	17%

Net profit beia *	9%	1,834	5%	1,237	3%	2,251	17%

% Change in EPS	10%		6%		5%		18%

% Change in EPS – beia *	10%		6%		4%		18%

* Before exceptional items and amortisation of goodwill and intangible assets

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Preference shares

On 24 March 2004, Unilever made the following announcement:

“Unilever announced today that it intends to exercise its option to convert its €0.05* N.V. preference shares into ordinary Unilever N.V. shares during the first quarter of 2005. The conversion will follow the terms stipulated in the original information memorandum and in Unilever’s Articles of Association.

The conversion will be met out of existing shares and will not involve the issue of any new shares. The maximum number of ordinary Unilever N.V. shares involved is 18.9 million.

The preference shares were offered to holders of ordinary Unilever N.V. shares at the time of the special dividend payment in 1999.

The decision to convert reflects the current ordinary Unilever N.V. share price, respects the interests of all Unilever shareholders, and is consistent with the conditions of the original issue.

The conversion timing takes into account fiscal considerations reflecting changes to Dutch taxation in recent years and allows for the purchase of ordinary N.V. shares from the market to the extent that this is required for the conversion.

Unilever will discuss with Euronext an extension of the listing of the preference shares beyond 31 December 2004 and until the conversion.

Following conversion, the preference shares will retain a €0.05 residual notional value, which Unilever intends to redeem for cash in 2005, subject to approval at the 2005 AGM of Unilever N.V.

The normal preference dividend will accrue up to the date of conversion and thereafter will accrue on the residual notional value until its redemption.”

On 26 March 2004 Unilever added, “It has been agreed with Euronext that the listing of Prefs will be continued until, at the latest, the moment of redemption. The listing of the Prefs originally ended on 31 December 2004.”

Since then, a request has been submitted to the Enterprise Chamber of the Amsterdam Court of Appeal by a group of shareholders representing approximately 10% of the preference shares outstanding, for an inquiry into the company’s policy on the preference shares. In order to ensure an orderly course of affairs Unilever has decided not to take the definitive decision to convert until after the court session, which will take place on 6 September 2004. Unilever’s intentions as regards to the preference shares as described above have not changed.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

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Earnings per share in Euro for the half year

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	965,018	971,433	965,018	971,433
Average number of combined share units of 1.4p	6,433,454	6,476,222	6,433,454	6,476,222

COMBINED EPS	€ Millions
Net profit	1,300	1,199	1,264	1,201
Less: Preference dividends	(14)	(17)	(14)	(17)

Net profit attributable to ordinary capital	1,286	1,182	1,250	1,184

Combined EPS per €0.51 (Euros)	1.33	1.22	1.30	1.22
Combined EPS per 1.4p (Euro cents)	19.98	18.25	19.44	18.28

COMBINED EPS – beia *	€ Millions
Net profit	1,300	1,199	1,264	1,201
Add back exceptional items net of tax	52	1	58	1
Add back amortisation of goodwill / intangible assets net of tax	535	538	512	545

Net profit beia *	1,887	1,738	1,834	1,747
Less: Preference dividends	(14)	(17)	(14)	(17)

Net profit attributable to ordinary capital – beia *	1,873	1,721	1,820	1,730

Combined EPS – beia* per €0.51 (Euros)	1.94	1.77	1.89	1.78
Combined EPS – beia* per 1.4p (Euro cents)	29.12	26.58	28.30	26.71

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	994,858	1,000,970	994,858	1,000,970
Adjusted average combined share units of 1.4p	6,632,384	6,673,136	6,632,384	6,673,136

	€ Millions
Net profit attributable to ordinary capital	1,286	1,182	1,250	1,184

Combined diluted EPS per €0.51 (Euros)	1.29	1.18	1.26	1.18
Combined diluted EPS per 1.4p (Euro cents)	19.38	17.71	18.86	17.74

* Before exceptional items and amortisation of goodwill and intangible assets

Dates

The results for the third quarter and announcement of interim dividends will be published on Wednesday 27 October 2004.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

28 July 2004

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CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

Second Quarter			US$ Millions – constant rates	Half Year

2004	2003	% Incr.		2004	2003	% Incr.
		/(Decr.)				/(Decr.)
12,199	12,569	(3)%	TURNOVER	23,221	23,834	(3)%
(61)	(66)		Less: Share of turnover of joint ventures	(112)	(147)

12,138	12,503	(3)%	Group turnover	23,109	23,687	(2)%

1,489	1,398	6%	Group operating profit	2,723	2,820	(3)%

12	15		Add: Share of operating profit of joint ventures	24	28

1,501	1,413	6%	OPERATING PROFIT	2,747	2,848	(4)%

1,815	1,855	(2)%	Operating profit beia *	3,454	3,505	(1)%
3	(98)		Exceptional items	(72)	(23)
(317)	(344)		Amortisation of goodwill and intangible assets	(635)	(634)

14	17		Share of operating profit of associates	24	5
23	(16)		Other income from fixed investments	25	(13)

(192)	(259)		Interest	(378)	(496)
(28)	(47)		Other finance income / (cost) – pensions and similar obligations	(52)	(95)

1,318	1,108	19%	PROFIT BEFORE TAXATION	2,366	2,249	5%

(392)	(412)		Taxation	(783)	(773)

926	696	33%	PROFIT AFTER TAXATION	1,583	1,476	7%

(60)	(51)		Minority interests	(120)	(126)

866	645	34%	NET PROFIT	1,463	1,350	8%

1,167	1,059	10%	Net profit beia *	2,125	1,957	9%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.89	0.65		- per €0.51 ordinary NV share (US $)	1.50	1.37
0.53	0.39		- per 5.6p ordinary PLC share (US $)	0.90	0.82

1.21	1.09		- per €0.51 ordinary NV share – beia * (US $)	2.19	2.00
0.72	0.65		- per 5.6p ordinary PLC share – beia * (US $)	1.31	1.20

0.87	0.64		- per €0.51 ordinary NV share – diluted (US $)	1.46	1.33
0.52	0.38		- per 5.6p ordinary PLC share – diluted (US $)	0.87	0.80

* Before exceptional items and amortisation of goodwill and intangible assets

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NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

Second Quarter			US $ Millions – current rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

907	641	41%	NET PROFIT	1,551	1,324	17%

1,224	1,053	16%	Net profit beia *	2,251	1,927	17%

			COMBINED EARNINGS PER SHARE (Current rates)

0.93	0.65		- per €0.51 ordinary NV share (US $)	1.59	1.34
0.56	0.39		- per 5.6p ordinary PLC share (US $)	0.95	0.81

1.26	1.07		- per €0.51 ordinary NV share – beia * (US $)	2.31	1.96
0.76	0.65		- per 5.6p ordinary PLC share – beia * (US $)	1.39	1.18

0.90	0.63		- per €0.51 ordinary NV share – diluted (US $)	1.54	1.30
0.55	0.38		- per 5.6p ordinary PLC share – diluted (US $)	0.93	0.78

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Half Year

	2004	2003
		Restated
Net profit	1,551	1,324
Pensions – actuarial gains / (losses) net of tax	(50)	(58)
Currency retranslation	(444)	994

Total recognised gains since last annual accounts	1,057	2,260

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MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Half Year

	2004	2003
		Restated
Shareholders' equity as at 1 January	7,465	4,932
Net profit	1,551	1,324
Dividends	12	11
Goodwill written back on disposals	6	11
Change in number of shares or certificates of shares held in connection with share options	(450)	(422)
Actuarial gains / (losses) on pension schemes net of tax	(50)	(58)
Share option credit	148	93
Currency retranslation	(460)	1,038

Shareholders' equity as at the end of the period	8,222	6,929

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 26 June 2004	As at 31 December 2003	As at 28 June 2003

			Restated
Goodwill and intangible assets	21,263	22,336	22,244
Other fixed assets	8,393	8,642	8,608
Stocks	5,243	5,265	5,407
Debtors	7,984	7,416	8,259
Cash and current investments	4,227	4,218	3,337
Trade and other creditors	(12,048)	(12,993)	(12,086)

	35,062	34,884	35,769

Borrowings	19,844	20,050	21,771
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,822	2,074	2,190
Net pension asset for funded schemes in surplus	(696)	(618)	(429)
Net pension liability for funded schemes in deficit	2,118	2,054	1,576
Net pension liability for unfunded schemes	3,281	3,304	3,251
Minority interests	471	555	481
Capital and reserves	8,222	7,465	6,929

	35,062	34,884	35,769

Amounts for June 2003 have been restated following a number of reclassifications, principally the presentation of net pension assets for funded schemes in surplus.

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CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Half Year

	2004	2003

Cash flow from group operating activities	3,130	2,746
Dividends from joint ventures	4	11
Returns on investments and servicing of finance	(438)	(576)
Taxation	(707)	(719)
Capital expenditure and financial investment	(827)	(813)
Acquisitions and disposals	(7)	22
Dividends paid on ordinary share capital	(1,180)	(1,177)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(25)	(506)
Management of liquid resources	(1,077)	389
Financing	515	(520)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(587)	(637)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Half Year

	2004	2003

NET DEBT AT 1 JANUARY	(15,832)	(17,797)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(587)	(637)
Cash flow from (increase) / decrease in borrowings	(339)	520
Cash flow from sale and leaseback transaction	(177)	—
Cash flow from increase / (decrease) in liquid resources	1,077	(389)

Change in net debt resulting from cash flows	(26)	(506)
Borrowings within group companies acquired	—	(28)
Borrowings within group companies sold	50	5
Liquid resources within group companies sold	(3)	(3)
Non cash movements	(774)	300
Currency retranslation	794	(405)

MOVEMENT IN NET DEBT IN THE PERIOD	41	(637)

NET DEBT AT PERIOD END	(15,791)	(18,434)

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GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Second Quarter			US $ Millions – constant rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

12,199	12,569	(3)%	TURNOVER	23,221	23,834	(3)%

5,157	5,527	(7)%	Europe	9,667	10,262	(6)%
2,882	2,828	2%	North America	5,439	5,494	(1)%
953	954	0%	Africa, Middle East and Turkey	1,771	1,799	(2)%
1,988	2,039	(2)%	Asia and Pacific	3,878	3,909	(1)%
1,219	1,221	0%	Latin America	2,466	2,370	4%

1,815	1,855	(2)%	OPERATING PROFIT – beia *	3,454	3,505	(1)%

815	924	(12)%	Europe	1,518	1,687	(10)%
442	387	14%	North America	775	736	5%
132	115	15%	Africa, Middle East and Turkey	231	208	11%
251	288	(13)%	Asia and Pacific	523	577	(9)%
175	141	24%	Latin America	407	297	37%

14.9%	14.8%		OPERATING MARGIN – beia *	14.9%	14.7%

15.8%	16.7%		Europe	15.7%	16.4%
15.4%	13.7%		North America	14.3%	13.4%
13.9%	12.1%		Africa, Middle East and Turkey	13.0%	11.5%
12.6%	14.1%		Asia and Pacific	13.5%	14.8%
14.4%	11.5%		Latin America	16.5%	12.5%

* Before exceptional items and amortisation of goodwill and intangible assets

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OPERATIONAL ANALYSIS (at constant rates – unaudited)

Second Quarter			US $ Millions – constant rates	Half Year

2004	2003	% Incr./ (Decr.)		2004	2003	% Incr./ (Decr.)

12,199	12,569	(3)%	TURNOVER	23,221	23,834	(3)%

7,031	7,372	(5)%	Foods	13,060	13,607	(4)%

2,467	2,445	1%	Savoury and dressings	4,747	4,697	1%
1,309	1,397	(6)%	Spreads and cooking products	2,555	2,756	(7)%
967	1,052	(8)%	Health & wellness and beverages	1,893	2,018	(6)%
2,288	2,478	(8)%	Ice cream and frozen foods	3,865	4,136	(7)%

1,952	2,024	(4)%	Home care	3,925	4,034	(3)%
3,140	3,105	1%	Personal care	6,072	6,032	1%
76	68	12%	Other operations	164	161	2%

1,815	1,855	(2)%	OPERATING PROFIT – beia *	3,454	3,505	(1)%

1,102	1,168	(6)%	Foods	1,966	1,999	(2)%

411	332	24%	Savoury and dressings	810	723	12%
198	202	(2)%	Spreads and cooking products	407	408	0%
127	124	3%	Health & wellness and beverages	258	259	0%
366	510	(28)%	Ice cream and frozen foods	491	609	(19)%

203	260	(22)%	Home care	479	520	(8)%
513	420	22%	Personal care	1,016	987	3%
(3)	7	(159)%	Other operations	(7)	(1)	(464)%

14.9%	14.8%		OPERATING MARGIN – beia *	14.9%	14.7%

15.7%	15.8%		Foods	15.1%	14.7%

16.7%	13.6%		Savoury and dressings	17.1%	15.4%
15.1%	14.5%		Spreads and cooking products	15.9%	14.8%
13.2%	11.7%		Health & wellness and beverages	13.7%	12.8%
16.0%	20.6%		Ice cream and frozen foods	12.7%	14.7%

10.4%	12.9%		Home care	12.2%	12.9%
16.4%	13.5%		Personal care	16.7%	16.4%
(4.9)%	9.2%		Other operations	(4.4)%	(0.8)%

* Before exceptional items and amortisation of goodwill and intangible assets

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Earnings per share in US Dollars for the half year

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	965,018	971,433	965,018	971,433
Average number of combined share units of 5.6p	1,608,363	1,619,055	1,608,363	1,619,055

COMBINED EPS	US $ Millions
Net profit	1,463	1,350	1,551	1,324
Less: Preference dividends	(15)	(19)	(17)	(19)

Net profit attributable to ordinary capital	1,448	1,331	1,534	1,305

Combined EPS per €0.51	$1.50	$1.37	$1.59	$1.34
Combined EPS per 5.6p	$0.90	$0.82	$0.95	$0.81

COMBINED EPS – beia *	US $ Millions
Net profit	1,463	1,350	1,551	1,324
Add back exceptional items net of tax	60	2	72	2
Add back amortisation of goodwill / intangible assets net of tax	602	605	628	601

Net profit beia *	2,125	1,957	2,251	1,927
Less: Preference dividends	(15)	(19)	(17)	(19)

Net profit attributable to ordinary capital – beia *	2,110	1,938	2,234	1,908

Combined EPS – beia* per €0.51	$2.19	$2.00	$2.31	$1.96
Combined EPS – beia* per 5.6p	$1.31	$1.20	$1.39	$1.18

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	994,858	1,000,970	994,858	1,000,970
Adjusted average combined share units of 5.6p	1,658,096	1,668,284	1,658,096	1,668,284

	US $ Millions
Net profit attributable to ordinary capital	1,448	1,331	1,534	1,305

Combined diluted EPS per €0.51	$1.46	$1.33	$1.54	$1.30
Combined diluted EPS per 1.4p	$0.87	$0.80	$0.93	$0.78

* Before exceptional items and amortisation of goodwill and intangible assets